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                                                                Exhibit 18

August 1, 1997

To the Board of Directors of Decorative Home Accents, Inc.

Dear Directors:

We have audited the consolidated financial statements of Decorative Home Accents, Inc. ("the Company") as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated June 20, 1997 (July 9, 1997 as to Note 14). Note 3 to such financial statements describes a change in the Company's method of evaluating the recoverability of goodwill from an undiscounted projected cash flow approach to a fair value method using discounted projected cash flows. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

Deloitte & Touche LLP
Greenville, South Carolina